1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date 9 July, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT AND INSIDE INFORMATION ANNOUNCEMENT ON THE CONTROLLING SHAREHOLDER'S PLAN TO INCREASE ITS SHAREHOLDING IN THE COMPANY

This announcement is made by Aluminum Corporation of China Limited* (the "Company") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 9 July 2015, the Company received a notice from Aluminum Corporation of China* ("Chinalco") that Chinalco proposes to increase its shareholding in the Company in the near future through the directional asset management or other ways by securities companies or funds management companies. The relevant circumstances are announced below:

I.	Purpose and plan of the proposed increase in shareholding

 To respond to the severe fluctuations of the current stock market, remove liquidity risks, create a good market environment for the reform and development of enterprises, and protect legal interests of various investors, Chinalco, as the controlling shareholder of the Company, proposes to increase its shareholding in the Company in the next six months through the directional asset management or other ways by securities companies or funds management companies, in accordance with the Notice on Matters Regarding the Increase in Shareholding in a Listed Company by its Substantial Shareholders, Directors, Supervisors and Senior Management (Zheng Jian Fa [2015] No.51) issued by the China Securities Regulatory Commission. The funds used to increase shareholding will be no more than RMB640 million.

II.

Chinalco undertakes that it will not dispose any shares of the Company held by it within six months from now on. In the meantime, Chinalco undertakes that it will not dispose any shares of the Company increasingly held by it through the above ways within six months upon completion of the plan mentioned above to increase its shareholding.

III.

The Company will continuously pay attention to the progress in respect of the increase of shareholding in the Company by Chinalco, and fulfill the information disclosure obligations in a timely manner in accordance with relevant requirements of the Listing Rules of the Shanghai Stock Exchange , Measures for the Administration of the Takeover of Listed Companies , and Guidelines for the Increase in Shareholding by Shareholders of a Listed Company and Their Persons Acting in Concert .

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 July 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Nonexecutive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary